                                                                    EXHIBIT 99.1

BRASCAN                     Q1 2002
-----------------------------------
STOCK SYMBOL TSX - BNN.A/NYSE - BNN



                         INTERIM REPORT TO SHAREHOLDERS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2002


FOR THE QUARTER ENDED MARCH 31

CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS                     2002                   2001             2000
                                                            -----                  ----             ----
Cash flow from operations and gains                         $ 182                  $ 151            $  96
Cash flow from operations and gains per share               $0.99                  $0.79            $0.48
Net income from continuing operations                       $ 102                  $  89            $  87
Net income per share                                        $0.51                  $0.44            $0.43


FELLOW SHAREHOLDERS: Brascan's strong performance in the first quarter of 2002 reflects our efforts to create value by building sustainable cash flows. During the first quarter, we improved our operating margins and reduced our average cost of capital.We also furthered our strategy of transforming Brascan into a focussed operating company with an offer to acquire the publicly held common shares of Trilon Financial Corporation.

FINANCIAL RESULTS

Cash flow from operations for the three months ended March 31,2002 increased by 25% to $0.99 per share, up from $0.79 per share during the same period in 2001. Total cash flow from operations increased to a record $182 million, compared with $151 million in 2001.

Net income for the quarter was $0.51 per share compared with $0.44 per share last year.Total net income was $102 million compared with $89 million in 2001. Income prior to non-cash adjustments related to the company's natural resource investments increased 24% to $103 million or $0.51 per share,consistent with the growth in cash flow from operations.

STRATEGIC INITIATIVES

During the first quarter of 2002, we undertook a number of significant initiatives to further the company's growth strategy,strengthen our competitive position and increase cash flows in order to enhance shareholder value.These include:

AN AGREEMENT TO ACQUIRE FOUR HYDROELECTRIC POWER GENERATING PLANTS, STORAGE RESERVOIRS AND RELATED INFRASTRUCTURE from Ontario Power Generation Inc. for $340 million. The four power generating stations are located on the Mississagi River in northern Ontario, which permits them to be operated in conjunction with our 12 other power stations in the adjacent area. The water storage dams help to maximize the peaking operation of these power stations. This transaction, which adds 488 megawatts ("MW") of generating capacity,is expected to close during May 2002.


Q1/2002 INTERIM REPORT                                                         1

ACQUIRING SIX HYDROELECTRIC POWER GENERATING PLANTS IN NORTHERN MAINE. These six plants, which are located on the Penobscot River,were acquired for US$156.5 million in February 2002. They have a capacity of 126 MW and produce approximately 730 gigawatt hours ("GWh") of power annually. The system also includes an interconnection into the New England transmission grid and eleven water storage dams, minimizing water spillage and providing flexibility in the timing of generation.

Together,these two transactions expand our total generating capacity to over 1,600 MW across our system, comprised of 32 power stations, of which 31 are hydroelectric stations located in Ontario, Quebec, Maine,British Columbia and Louisiana. The acquisition of these high quality assets with low operating costs, long life expectancy and important interconnections between the northeast United States and Canada, strengthens our position as one of North America's lowest cost generators of electricity.

AN OFFER TO ACQUIRE ALL THE SHARES OF TRILON FINANCIAL CORPORATION. This transaction, valued at $775 million or $17 per share for the 45.6 million shares not currently owned by Brascan, will be paid for in cash and Brascan common and preferred shares, subject to a maximum aggregate cash payment of $388 million and a maximum issuance of 11.4 million Brascan common shares. This offer has been endorsed by Trilon's Independent Committee and is expected to close on May 16, 2002. Completion of this initiative will further our objective of owning 100% of our principal operating businesses where feasible, in order to fully integrate the available resources and provide a stronger platform for future growth.

SELLING A ONE-HALF INTEREST IN THE 1.1 MILLION SQUARE FOOT EXCHANGE TOWER OFFICE PROPERTY IN DOWNTOWN TORONTO for $160 million. This and other similar transactions reflect our strategy of proactively managing assets and surfacing value through partnerships with institutional investors seeking stable cash flow returns.

COMPLETING THE FINANCING OF OUR 300 MADISON AVENUE OFFICE DEVELOPMENT project in Midtown Manhattan.The financing is comprised of two series of pass-through certificates. The US$400 million Series I has a maturity of 30 years and a fixed rate of 7.262%.The balance of the financing,US$160 million, was committed to a commercial paper conduit facility and will amortize over the first ten years.

RENAMING OUR POWER GENERATION AND FINANCIAL OPERATIONS,BRASCAN POWER AND BRASCAN FINANCIAL, respectively, in order to derive increased synergies from our integrated operating platform.

CAPITAL TRANSACTIONS

We are committed to increasing the return on shareholder capital.To this end,we continue to repurchase our common shares when they trade meaningfully below our estimate of underlying value. During the first four months of 2002,3.7 million Class A common shares were repurchased under the company's normal course issuer bid. This follows the repurchase of 10.2 million shares in 2000 and 2001.

On April 17, 2002, we received approval for an expanded normal course issuer bid, allowing the company to acquire up to a further 13.9 million Class A common shares,representing approximately 10% of the public float,during the period from April 19,2002 to April 18,2003.

On April 19, 2002, we issued $125 million of 8.30% unsecured junior subordinated debentures due June 30, 2051 with the proceeds to be used for general corporate purposes. These preferred securities are listed on the Toronto Stock Exchange under the symbol BNN.PR.T, and represent a non-participating form of long-term capital which lowers the overall cost of capital for common shareholders.

OPERATING HIGHLIGHTS

Our operational focus is directed at strengthening and increasing cash flows. During the first quarter of


2                                                            Brascan Corporation

2002, we achieved our operating targets in each of our businesses.

COMMERCIAL PROPERTY OPERATIONS generated $317 million of operating cash flow, compared with $292 million in the same period in 2001.Commercial property income from the same properties was 6% higher than in 2001.These results include $64 million and $38 million during 2002 and 2001, respectively, of property gains and lease termination income before allocations to other shareholders, offset by lower ongoing property income following the sale of property interests during 2001.

This strong performance is a result of our proactive lease management over the last two years,which has delivered a sustainable and growing stream of cash flow with contractual rent step-ups. During the first quarter,we leased approximately 500,000 square feet of space,including 226,000 square feet of accelerated expiries despite a generally slower leasing environment. This represents approximately 40% of total lease space expiring during 2002, resulting in occupancy across the office property portfolio of 97% at the end of the quarter, with an average lease term of 10 years.

In New York,where tenants are continuing to return to their premises in lower Manhattan,new office leasing is gaining momentum following the pause created by the events of September 11th, 2001. This has been aided by government incentives to tenants who renew or commit to new space in lower Manhattan. We are fortunate at this time to have lease contracts in place covering virtually 100% of our assets in lower Manhattan.

FINANCIAL OPERATIONS contributed $84 million of operating cash flow. The contribution in the first quarter of 2001 was $78 million, prior to a securities gain of $20 million. These results reflect continued strength in our merchant banking activities and growth in our asset management services and capital markets activities.

Asset management operations generated $9 million in cash flow this quarter,compared with $7 million in the same period in 2001. Merchant banking operations contributed $14 million in cash flow, an increase of $2 million over the same period last year. This improvement was driven by a higher level of merchant banking loans outstanding, which included over $200 million in new loans advanced or extended.

Our residential brokerage services group continued to benefit from increased home sales volumes in most markets,contributing $4 million in cash flow,up from $1 million in the same period last year.Five new Royal LePage franchise locations were added during the quarter, bringing the total franchise network to 449 locations.

POWER GENERATING OPERATIONS produced $51 million of operating cash flow, a 65% increase from $31 million in the same period last year. Electricity generation increased by 57% to 1,630 GWh compared to 1,036 GWh during the same period in 2001.

Improved precipitation levels in all but one of our watersheds led to higher power generation. Results for the first quarter of 2002 also include three months' contribution from Powell River Energy in British Columbia, acquired in February 2001, as well as two months' contribution from Great Northern Energy in Maine,acquired in February 2002.

RESIDENTIAL PROPERTY OPERATIONS contributed $29 million to our operating cash flow.The low interest rate environment continued to fuel consumer demand for new homes across North America. Residential home deliveries currently exceed 70% of planned 2002 sales with the highest backlog ever at this point in the year. Our operations in the San Francisco Bay and Southland areas of California were particularly strong, with sales representing 74% and 81% of plan respectively for the year.


Q1/2002 INTERIM REPORT                                                         3

ASSETS UNDER DEVELOPMENT were advanced on schedule and upon completion will contribute meaningfully to operating cash flow. They include:

o MIDTOWN MANHATTAN, NEW YORK, 300 MADISON AVENUE OFFICE PROPERTY DEVELOPMENT. Construction of the CIBC World Markets Tower at 42nd Street and Madison Avenue continues on time and on budget for an anticipated delivery in August 2003. To date, over 92% of contracts have been awarded at or below initial budget estimates.

o HIGH FALLS,ONTARIO GENERATING PLANT. Construction continues on the 45 MW High Falls hydroelectric generating station on the Michipi-coten River in northern Ontario. Completion of this $75 million redevelopment project is expected in the fourth quarter of 2002.

o PINGSTON CREEK, BRITISH COLUMBIA GENERATING PLANT. Construction continues on a 30 MW hydroelectric generating station near Revelstoke, British Columbia.Completion of this 50%-owned $48 million project is expected in the fourth quarter of 2002.

o SAULT STE. MARIE, ONTARIO/MICHIGAN TRANSMISSION INTERCONNECTION. Permitting and preliminary engineering are under way for a $30 million high voltage transmission line to link our generating stations with the neighbouring power grid in Michigan. This interconnection will have a capacity of 300 MW at 230 kilovolts and will enhance our ability to access U.S.energy markets.

o BRASCAN ENERGETICA,BRAZIL GENERATING PLANTS. Development work continues on five new hydroelectric generating stations in southern Brazil. Construction is under way on three of these stations which will have a total capacity of 61 MW.

NATURAL RESOURCE INVESTMENTS contributed $25 million to cash flows, representing dividends received from Noranda and Nexfor, which is in line with their contribution in the first quarter of 2001. In anticipation of a turnaround from record low base metal and building product prices, as well as continued industry consolidation,Noranda and Nexfor made progress in streamlining their operations, upgrading assets and maximizing production during the first quarter of 2002:

o NORANDA and its 57% owned subsidiary, Falconbridge, began working more closely together to reduce costs and improve returns through business synergies. In addition,Noranda announced the permanent closure of its Gaspe copper smelter in Canada, the closure of an aluminum wheel facility in the United States and a number of new senior management appointments. Positive exploration results were achieved,particularly in the search for additional nickel reserves to support the company's operations in Sudbury,Ontario. Also during the quarter, Noranda created the Noranda Income Fund to own the CEZinc processing plant in Quebec,generating total cash proceeds of $400 million.

o NEXFOR solidified its position as a low-cost,North American producer of building products with the acquisition of three oriented strandboard mills from International Paper in the southern United States for US$250 million, expanding its market presence and increasing opportunities for new, value added products. This acquisition positions Nexfor as the second largest OSB producer with a strong top quartile cost profile.

ADDITIONAL INFORMATION

A Supplementary Information Package with more detailed financial information is posted on Brascan's web site and should be read in conjunction with this Interim Report. The Supplementary Information Package contains management's estimates of underlying values based on cash flows on a business unit basis.


4                                                            Brascan Corporation

CORPORATE AND OUTLOOK

On April 25, 2002, the Board of Directors declared a quarterly common share dividend of $0.25 per share, payable May 31, 2002 to shareholders of record on May 1, 2002. Information on all the company's common and preferred dividends can be found on Brascan's web site under Stock Information.

As we look out over the next few years, our priorities remain firmly focussed on owning, managing and building businesses which generate sustainable and increasing cash flows. We entered 2002 in the strongest operating and financial position in the company's history, providing us with the ability to pursue exciting growth opportunities. With a solid foundation in our three operating businesses - real estate, financial services and power generation - as well as cost benefits and improved pricing expected in our natural resource investments,we are confident in our ability to continue to create value for shareholders by achieving our goal of 15% growth in cash flow from operations and a 20% cash return on equity.


J.Bruce Flatt
President and Chief Executive Officer
April 25,2002


NOTE: This Interim Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended,and Section 21E of the Securities Exchange Act of 1934,as amended. The words "believe","expect","anticipate", "intend","estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results,performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Q1/2002 INTERIM REPORT                                                         5

CONSOLIDATED STATEMENT OF INCOME


THREE MONTHS ENDED MARCH 31 (UNAUDITED)                                          Pro forma (Note 2)
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS                                   2002                2001           2001
                                                                         ------              ------         ------
TOTAL REVENUES                                                           $1,132              $1,038         $  333
                                                                         ------              ------         ------
NET OPERATING INCOME
  Commercial property operations                                            317                 292             39
  Financial operations                                                       84                  98             98
  Power generating operations                                                51                  31             31
  Residential property operations                                            29                  23              1
  Other                                                                      21                  23              5
                                                                         ------              ------         ------
                                                                            502                 467            174
EXPENSES
  Interest expense                                                          178                 198             83
  Minority share of income before non-cash items                            147                 119             32
  Other operating costs                                                      20                  23              4
                                                                         ------              ------         ------
INCOME BEFORE NON-CASH ITEMS                                                157                 127             55
  Depreciation and amortization                                              44                  38             10
  Taxes and other provisions                                                 46                  40              -
  Minority share of non-cash items                                          (36)                (35)             -
  Equity accounted loss (income)                                              1                  (5)           (44)
                                                                         ------              ------         ------
NET INCOME                                                               $  102              $   89         $   89
                                                                         ------              ------         ------

Net income per common share
  Diluted                                                                $ 0.51              $ 0.44         $ 0.44
  Basic                                                                  $ 0.52              $ 0.44         $ 0.44
                                                                         ------              ------         ------

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                                          Pro forma (Note 2)
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS                                   2002                2001           2001
                                                                         ------              ------         ------
INCOME BEFORE NON-CASH ITEMS                                             $  157              $  127         $   55
Dividends from Noranda Inc.                                                  19                  19             19
Dividends from Nexfor Inc.                                                    6                   5              5
                                                                         ------              ------         ------
CASH FLOW FROM OPERATIONS AND GAINS                                      $  182              $  151         $   79
                                                                         ------              ------         ------

CASH FLOW FROM OPERATIONS AND GAINS PER COMMON SHARE                     $ 0.99              $ 0.79         $ 0.39
                                                                         ------              ------         ------

6                                                            BRASCAN CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                                          Pro forma (Note 2)
CDN$ MILLIONS                                                             2002                2001           2001
                                                                         ------              ------         ------
OPERATING ACTIVITIES
  Cash flow from operations and gains                                    $  182              $  151         $   79
  Net change in non-cash working capital balances                           159                  23             16
                                                                         ------              ------         ------
                                                                            341                 174             95
                                                                         ------              ------         ------
FINANCING ACTIVITIES
  Corporate borrowings, net of repayments                                   (19)                  7              7
  Property specific mortgages, net of repayments                             75                  28             36
  Other debt of subsidiaries, net of repayments                              76                (537)           100
  Preferred equity of subsidiaries repurchased                               --                (109)           (84)
  Common shares and convertible notes repurchased                          (101)                (17)           (17)
  Common shares of subsidiaries repurchased                                 (15)               (186)          (175)
  Undistributed minority share of cash flow                                  70                  58             11
  Shareholder distributions                                                 (56)                (55)           (55)
                                                                         ------              ------         ------
                                                                             30                (811)          (177)
                                                                         ------              ------         ------
INVESTING ACTIVITIES
  Investment in or sale of operating assets, net
    Commercial and residential properties                                   (56)                495           (240)
    Financial operations                                                      7                 332            332
    Power generating plants                                                (257)               (147)          (147)
    Assets under development                                               (101)               (138)            (2)
  Investment in Nexfor Inc.                                                  (6)                 (9)            (9)
                                                                         ------              ------         ------
                                                                           (413)                533            (66)
                                                                         ------              ------         ------
CASH AND CASH EQUIVALENTS
  Decrease                                                                  (42)               (104)          (148)
  Balance, beginning of period                                              607                 658            347
                                                                         ------              ------         ------
Balance,end of period                                                    $  565              $  554         $  199
                                                                         ------              ------         ------


CONSOLIDATED STATEMENT OF RETAINED EARNINGS


THREE MONTHS ENDED MARCH 31 (UNAUDITED)                                          Pro forma (Note 2)
CDN$ MILLIONS                                                             2002                2001           2001
                                                                         ------              ------         ------

RETAINED EARNINGS,BEGINNING OF PERIOD                                    $2,447              $2,367         $2,367
Net income                                                                  102                  89             89
Shareholder distributions     - Preferred equity                            (13)                (11)           (11)
                              - Common equity                               (43)                (44)           (44)
                                                                         ------              ------         ------
RETAINED EARNINGS,END OF PERIOD                                          $2,493              $2,401         $2,401
                                                                         ------              ------         ------


Q1/2002 INTERIM REPORT                                                         7

CONSOLIDATED BALANCE SHEET


UNAUDITED                                                                        MARCH 31          December 31
CDN$ MILLIONS                                                                        2002                 2001
                                                                                ---------          -----------
ASSETS
  Cash and cash equivalents                                                     $    565           $    607
  Accounts receivable and other                                                    2,218              2,202
  Operating assets
    Commercial properties                                                          9,501              9,580
    Financial operations                                                           3,130              3,137
    Power generating plants                                                        1,759              1,511
    Residential properties                                                         1,210              1,110
    Assets under development                                                       1,732              1,631
  Investment in Noranda Inc. and Nexfor Inc.                                       2,132              2,151
                                                                                --------           --------
                                                                                $ 22,247           $ 21,929
                                                                                --------           --------

LIABILITIES
  Non-recourse borrowings
    Property specific mortgages                                                 $  7,235           $  7,160
    Other debt of subsidiaries                                                     3,236              3,161
    Corporate borrowings                                                           1,294              1,313
  Accounts and other payables                                                      1,897              1,718
SHAREHOLDERS' INTERESTS
  Minority interests of others in assets                                           2,783              2,720
  Preferred equity
    Corporate                                                                      1,107              1,107
    Subsidiaries                                                                     489                489
  Common equity (Note 4)                                                           4,206              4,261
                                                                                --------           --------
                                                                                $ 22,247           $ 21,929
                                                                                --------           --------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

 Reference is made to the company's most recently issued Annual Report, which includes information necessary or useful to understanding the company's businesses and financial statement presentation. In particular, the company's significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policy described in Note 3. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles in Canada.

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been reclassified to conform to the current year's presentation.


8                                                            BRASCAN CORPORATION

2. INVESTMENT IN BROOKFIELD PROPERTIES CORPORATION

Effective December 31, 2001, the company commenced consolidating the results of Brookfield Properties Corporation ("Brookfield"). As a result, the 2001 pro forma statement of income, cash flow from operations, cash flows and retained earnings have been presented for comparative purposes giving effect to consolidating the results of Brookfield since January 1, 2001 at the company's ownership level in that year. The consolidation of Brookfield has no effect on net income, net income per share or retained earnings.

3. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2002, the company adopted, without restatement of the prior period comparative financial statements, the new accounting standards issued by the Canadian Institute of Chartered Accountants on Stock-based Compensation and other Stock-based Payments; and Business Combinations and Goodwill and Other Intangible Assets.

     The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. The impact of the adoption of this new standard on the three months ended March 31, 2002 was compensation expense of $2 million recorded as a charge to net income. In addition,goodwill will no longer be amortized but will be subject to impairment tests on at least an annual basis.

 4. COMMON EQUITY

The company's common equity is comprised of the following:


                                                               MARCH 31                        December 31
CDN$ MILLIONS                                                    2002                             2001
                                                              -----------                      -----------
Convertible notes                                                 $    99                          $    99
Class A and Class B common shares                                   1,614                            1,715
Retained earnings                                                   2,493                            2,447
                                                              -----------                      -----------
Common equity                                                     $ 4,206                          $ 4,261
                                                              -----------                      -----------

Shares Outstanding
Class A and Class B common shares issued                      166,600,515                      169,781,433
Total options issued                                            3,842,887                        3,474,717
Reserved for conversion of subordinated notes                   3,106,847                        3,106,847
                                                              -----------                      -----------
Total fully diluted common shares                             173,550,249                      176,362,997
                                                              -----------                      -----------


5. STOCK BASED COMPENSATION

Options issued under the company's Management Share Option Plan ("MSOP") vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date. The company has 3,842,887 common share options outstanding at the end of the first quarter.

     During the first quarter of 2002, the company granted 500,000 stock options at a price of $28.72 per share. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5 year term, 23% volatility, a weighted average expected dividend yield of 2.67% annually, and an interest rate of 5.4% and is charged against net income over the five year vesting period of the options granted.

Q1/2002 INTERIM REPORT                                                         9

6. SEGMENTED INFORMATION

Revenue, cash flow from operations and net income by reportable segments for the three months ended March 31 were as follows:

                                           2002                        Pro forma 2001                         2001
                               -----------------------------     ----------------------------     -----------------------------
                                    Cash Flow from                  Cash flow from                  Cash flow from
                               --------------------    Net       -------------------     Net      -------------------     Net
CDN$ MILLIONS                  Revenue   Operations   Income     Revenue  Operations    Income    Revenue  Operations    Income
                               -------   ----------  -------     -------  ----------   -------    -------  ----------   -------
Commercial property            $   462    $   317    $   317     $   460    $   292    $   292    $    48    $    39    $    78
operations
Financial operations               171         84         84         177         98         98        177         98         98
Power generating operations         89         51         51          67         31         31         67         31         31
Residential property               380         29         29         299         23         23         25          1          1
operations
Resource investments                --         25         (1)         --         24          5         --         24          5
Corporate and other                 30         21         21          35         23         23         16          5          5
                               -------    -------    -------     -------    -------    -------    -------    -------    -------
                               $ 1,132        527        501     $ 1,038        491        472    $   333        198        218
Interest and other expenses                   345        399                    340        383                   119        129
                                          -------    -------                -------    -------               -------    -------
Cash flow / net income                    $   182    $   102                $   151    $    89               $    79    $    89
                                          =======    =======                =======    =======               =======    =======

Revenue by geographic segment for the three months ended March 31 was as follows:

CDN$ MILLIONS                 2002     Pro forma 2001     2001
                             ------    --------------    ------
Canada                       $  388        $  340        $  197
United States                   585           566             4
South America and other         159           132           132
                             ------        ------        ------
Revenue                      $1,132        $1,038        $  333
                             ======        ======        ======

QUARTERLY FINANCIAL STATISTICS

                                     2002                      2001                                        2000
CDN$ MILLIONS, EXCEPT PER          -------   ----------------------------------------    ----------------------------------------
SHARE AMOUNTS                         Q1        Q4         Q3         Q2        Q1         Q4         Q3         Q2         Q1
                                   -------   -------    -------    -------    -------    -------    -------    -------    -------
TOTAL
Cash flow from operations          $   182   $   141    $   155    $   154    $   151    $   128    $   131    $   140    $    96
Net income                         $   102   $    45    $    70    $   107    $    89    $    91    $   106    $   104    $   347(1)
Common equity                      $ 4,206   $ 4,261    $ 4,307    $ 4,347    $ 4,248    $ 4,181    $ 4,056    $ 4,085    $ 4,023

Common shares outstanding            166.6     169.8      170.4      172.4      172.6      169.4      169.9      174.1      173.9
                                   -------   -------    -------    -------    -------    -------    -------    -------    -------
PER COMMON SHARE (fully diluted)
Cash flow from operations          $  0.99   $  0.75    $  0.84    $  0.82    $  0.79    $  0.67    $  0.67    $  0.73    $  0.48
Net income                         $  0.51   $  0.17    $  0.35    $  0.56    $  0.44    $  0.45    $  0.55    $  0.53    $  1.88(1)
Dividends                          $  0.25   $  0.25    $  0.25    $  0.25    $  0.25    $  0.25    $ 0.245    $ 0.245    $ 0.245

Book value                         $ 24.78   $ 24.68    $ 24.82    $ 24.77    $ 24.46    $ 24.24    $ 24.02    $ 23.61    $ 23.35
Market trading price (TSX)         $ 34.05   $ 28.75    $ 26.24    $ 26.02    $ 25.75    $ 21.95    $ 19.60    $ 17.40    $ 18.00
Market trading price (NYSE) - US$  $ 21.81   $ 18.35    $ 18.76    $ 17.92    $ 17.00    $ 14.56    $ 12.88    $ 11.88    $ 12.75
                                   =======   =======    =======    =======    =======    =======    =======    =======    =======

1. Net income for Q1/2000 includes a net investment gain of $250 million or $1.40 per share on the sale of Canadian Hunter.

10                                                           Brascan Corporation

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

                                   Symbol                 Stock Exchange
                                   ------                 --------------
CLASS A COMMON SHARES              BNN.A                  Toronto, Brussels
                                   BNN                    New York

CLASS A PREFERENCE SHARES
Series 1                           BNN.PR.A               Toronto
Series 2                           BNN.PR.B               Toronto
Series 3                           BNN.PR.F               Canadian Venture
Series 4                           BNN.PR.C               Toronto
Series 8                           BNN.PR.E               Toronto
Series 9                           BNN.PR.G               Toronto
Series 10                          BNN.PR.H               Toronto

PREFERRED SECURITIES
Due 2050                           BNN.PR.S               Toronto
Due 2051                           BNN.PR.T               Toronto


DIVIDEND RECORD AND PAYMENT DATES

                                   Record Date                    Payment Date
                                   -----------                    ------------
CLASS A COMMON SHARES(1)           First day of February,         Last day of February, May
                                   May, August and November       August and November

CLASS A PREFERENCE SHARES(1)

Series 1,2,4 and 10                15th day of March, June        Last day of March, June,
                                   September and December         September and December

Series 3                           Second Wednesday of            Thursday following second
                                   each month                     Wednesday of each month

Series 8                           Last day of each month         12th day of following month

Series 9                           15th day of January,           First day of February, May,
                                   April, July and October        August and November

PREFERRED SECURITIES(2)            15th day of March, June        Last day of March, June
                                   September and December         September and December

(1) All dividends are subject to declaration by the company's Board of Directors.

(2)   These securities pay interest on a quarterly basis.

DIVIDEND REINVESTMENT PLAN

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company's Head Office or from its web site.

Q1/2002 INTERIM REPORT                                                        11

BRASCAN CORPORATION owns, manages and builds businesses that generate sustainable cash flows. Current operations are largely in the real estate, financial and power generation sectors.Total assets exceed $22 billion and include 55 premier commercial properties and 32 power generating facilities. In addition, Brascan holds investments in the resource sector. Brascan's publicly traded securities are listed primarily on the Toronto and New York stock exchanges under the symbol BNN.A and BNN, respectively.


SHAREHOLDER ENQUIRIES

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at our head office:

BRASCAN CORPORATION

Suite 4400, 181 Bay Street
BCE Place, P.O. Box 762
Toronto, Ontario  M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-363-2856
Web Site:  www.brascancorp.com
e-mail:    enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC MELLON TRUST COMPANY

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 416-643-5500 or
           1-800-387-0825
           (Toll free in Canada and U.S.A.)
Facsimile: 416-643-5501
Web Site:  www.cibcmellon.com
e-mail:    inquiries@cibcmellon.com

COMMUNICATIONS

The company endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

The company maintains a web site that provides summary information on the company and ready access to its published reports, press releases, statutory filings, supplementary information and stock and dividend information. Directors and management meet with the company's shareholders at the Annual Meeting and are available to respond to questions at any time.

The company maintains an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company's financial results. The company also endeavours to ensure that the media are kept informed of developments as they occur.